NEWS RELEASE

April 10, 2007

 Trading Symbols

TSX V:  IXS

 OTCBB: IXSBF

No. 07-07

INNEXUS BIOTECHNOLOGY ANNOUNCES APPOINTMENT OF

J. DONALD CAPRA MD

CHAIRMAN OF SCIENTIFIC ADVISORY BOARD

British Columbia, Canada–InNexus Biotechnology, Inc. (TSXV: IXS.V, OTCBB: IXSBF), a drug development company commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking (DXL™) technology, today announced that Dr. J. Donald Capra, President Emeritus of the Oklahoma Medical Research Foundation (OMRF), has been appointed Chairman to InNexus’ newly formed Scientific Advisory Board.

For nine years (1997-2006) Dr. Capra served OMRF as President and oversaw an impressive period of growth and new scientific discovery including significant increases in external research funding, scientific faculty and facility improvements.  In addition to his current duties as President Emeritus, he continues his research projects in the laboratory as Member and Head of the Molecular Immunogenetics Research Program at OMRF.  Prior to OMRF, he served as professor of microbiology and internal medicine and was the Edwin L. Cox Distinguished Chair in Immunology and Genetics of University of Texas Southwestern Medical Center and Director of Southwestern’s Molecular Immunology Center.  Dr. Capra is also well known for his studies of antibody genes and how they are mutated in autoimmune disorders and was an early leader in the field of monoclonal antibodies.  Early in his career he was instrumental in defining the association of immunoglobulin hypervariable regions with the antibody combining site.  More recently he has made contributions to our understanding of human B cell development.  Along the way he has been a major contributor to our understanding of the various mechanisms of antibody diversity.

Welcoming Dr. Capra, Jeff Morhet, President & Chief Executive Officer of InNexus said, “We are delighted to have Don as Chairman of the Scientific Advisory Board.  Don brings a wealth of research, discovery and business experience to our team.”  Morhet continued, “Working alongside top-notch enthusiastic clinicians and scientists helps to drive our drug development strategy and select the best candidates to move toward the clinic.”

Commenting on his appointment, Dr. Capra said, “InNexus is pioneering the use of Dynamic Cross Linking (DXL™) technology to enhance monoclonal antibodies for drug development.  I am delighted and excited to be invited to join the team and be involved with an important technology.”

About InNexus
InNexus is a drug development company commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking (DXL™) technology improving the potency of existing antibody products while opening new markets and disease applications. DXL™ antibodies utilize unique, novel and patented methods and technologies of InNexus.

InNexus is headquartered in British Columbia with principal management based in Scottsdale, Arizona on the campus of The Mayo Clinic and has its own in–house developmental facilities. These development facilities provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics. To learn more about InNexus, please visit www.innexusbiotech.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. This news release may contain assumptions, estimates, and other forward–looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company's control that may cause actual results or performance to differ materially from those currently anticipated in such statements.

On behalf of the Board of Directors of InNexus Biotechnology, Inc.

  “Jeff Morhet”
Jeff Morhet

President & CEO

To contact us: Telephone:  1-888-271-0788 / Email: business@innexusbiotech.com
Investor Relations: Telephone: 480-862-7500/ Email: investor@innexusbiotech.com

Endnotes

2760 – 200 Granville Street, Vancouver, BC, V6C 1S4

Telephone: 604 696-3604 or Toll Free 1-888-271-0788

07 Capra SAB